================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)
                                (Amendment No. 3)
                           TELEWEST COMMUNICATIONS PLC
                                (NAME OF ISSUER)

                 ORDINARY SHARES, PAR VALUE 10 PENCE PER SHARE,
                   REPRESENTED BY AMERICAN DEPOSITARY SHARES,
                  EACH OF WHICH REPRESENTS TEN ORDINARY SHARES
                         (TITLE OF CLASS OF SECURITIES)

                                   87956P 10 5
                                 (CUSIP NUMBER)

                               FRANK EICHLER, ESQ.
                              MEDIAONE GROUP, INC.
                            188 INVERNESS DRIVE WEST
                            ENGLEWOOD, COLORADO 80112
                               TEL: (303) 858-3000

                                 WITH A COPY TO:

                                  AKIKO MIKUMO
                             WEIL, GOTSHAL & MANGES
                                 ONE SOUTH PLACE
                                 LONDON EC2M 2WG
                            TEL: 011 44 171 903 1000

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 OCTOBER 4, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP NO.  87956P 10 5
----------------------
*CUSIP No. 87956 10 5 relates to the American Depositary Shares.

                         (Continued on following pages)
                               (Page 1 of 3 Pages)

77119.0001

ITEM 1      SECURITY AND ISSUER

            This constitutes Amendment No. 3 (the "Amendment") to the Statement on Schedule 13D (the "Statement"), dated September 21, 1998, as amended by Amendment No. 1 thereto, dated November 12, 1998, and Amendment No. 2 thereto, dated August 31, 1999, with respect to the Ordinary Shares, par value 10 pence per share ("Telewest Ordinary Shares"), of Telewest Communications plc, a public limited company incorporated under the laws of England and Wales ("Telewest"). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to these terms in the Statement.

ITEM 4      PURPOSE OF TRANSACTION

            PROPOSED RIGHTS ISSUE

            On October 4, 1999, Telewest announced that it was posting a circular to its shareholders (the "Circular") containing further details of its proposed rights issue (the "Rights Issue"), the proceeds of which will fund the majority of the consideration for Telewest's acquisition of the outstanding 50 percent interest in Cable London plc (the "Acquisition").

            ACQUISITION OF MEDIAONE INTEREST IN TELEWEST BY MICROSOFT

            On October 4, 1999, MediaOne entered into a Merger Agreement (the "Merger Agreement") with Microsoft Corporation ("Microsoft") pursuant to which members of the Microsoft group will acquire MediaOne's existing indirect interest of 638,347,122 Telewest Ordinary Shares by way of a merger between certain Microsoft and MediaOne affiliates (the "Merger"). The Merger is conditional, among other things, on regulatory approval, certain Telewest Ordinary Shares currently held by MediaOne having been redesignated as limited voting convertible Telewest ordinary shares of 10p each in the proportions set forth in the Merger Agreement (the "Redesignation"), Telewest shareholders approving a proposed new relationship agreement (which will only become effective once the Redesignation has been completed), and Microsoft becoming upon the closing of the transactions contemplated under the Merger Agreement the indirect beneficial owner of a percentage of Telewest Ordinary Shares and limited voting convertible ordinary shares of Telewest (on a fully diluted basis (but ignoring the issuance of Telewest shares upon the exercise of employee stock options) following the Rights Issue) that is no less than the percentage of Telewest Ordinary Shares and limited voting convertible ordinary shares of Telewest (on a fully diluted basis) beneficially owned by MediaOne immediately following the Rights Issue assuming for purposes of this condition that Microsoft has only subscribed for the number of Telewest Shares not taken up by MediaOne and that MediaOne has not disposed of any Telewest shares since the date of the Rights Issue.

            The foregoing description of the Merger Agreement is a summary thereof and does not purport to be complete. The full text of the Merger Agreement is attached hereto as Exhibit (11) and is incorporated herein by reference.

            UNDERTAKING

            In connection with the Rights Issue and the Merger, MediaOne UK Cable, Inc. ("MUKC") and MediaOne Cable Partnership Holdings Inc. ("MCPH") entered into an Undertaking, dated October 1999, with TW Holdings LLC ("TW Holdings") and Liberty UK, Inc. ("Liberty") addressed to Telewest (the "Undertaking"). Pursuant to the terms of the Undertaking, each of TW Holdings and MUKC agreed, among other things, (i) not to subscribe for all or any of Telewest's new ordinary shares of 10p each, as set forth in the Undertaking (the "New Ordinary Shares"), for which each (and in the case of TW Holdings, each of the registered holders of the shares beneficially owned by TW Holdings (the "Registered Holders")) is entitled to subscribe pursuant to the Rights Issue (the "New Shares"); (ii) not to (and in the case of TW Holdings, to direct the Registered Holders not to) renounce, or otherwise deal with, their respective rights to the New Shares and agreed that such rights shall not be sold in the market for the benefit of each of them; (iii) to vote their respective Telewest Ordinary Shares in favor of the resolutions set out in the Circular and to waive all and any rights (including, without limitation, veto rights) each of them, or any director of Telewest appointed by each of them may have under Telewest's Articles of Association or under any other contractual arrangements in place with respect to Telewest, so far as such rights relate to the Rights Issue (and all matters incidental thereto); and (iv) not (and in the case of TW Holdings, to direct the Registered Holders not) at any time prior to 3:00 p.m. on the second business day after the latest time for acceptance and payment under the Rights Issue (unless in the case of MUKC or its affiliates the following is or relates, with Liberty's prior written consent, to the Merger): (a) sell, transfer, charge, encumber, grant any option over or otherwise dispose of any of their respective Telewest Ordinary Shares, (b) accept any offer in respect in respect of any of their respective Telewest Ordinary Shares (whether it is conditional or unconditional and irrespective of the means by which it is implemented), (c) enter into any agreement or arrangement or permit any agreement to be entered into or incur any obligation or permit any obligation to arise: (aa) to do any of the acts referred to in sub-clause (a) or
            (b) above, (bb) in relation to, or operating by reference to, the Telewest Ordinary Shares in which each is interested (for the purposes of English law); or (cc) which, in relation to the Telewest Ordinary Shares in which each is interested (for the purposes of English law) would or might restrict or impede the Acquisition or the Rights Issue. MUKC and MCPH also each agreed to act upon the directions of TW Holdings through which MUKC and MCPH indirectly hold a certain number of Telewest Ordinary Shares as set forth and in accordance with the Undertaking. In addition, MUKC and TW Holdings consented to the Redesignation.

            The foregoing description of the Undertaking is a summary thereof and does not purport to be complete. The full text of the Undertaking is attached hereto as Exhibit (12) and is incorporated herein by reference.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            The information set forth in Item 4 of this Amendment is incorporated herein by reference.

ITEM 7      MATERIAL TO BE FILED AS EXHIBITS
EXHIBIT NO. DESCRIPTION
(11)        Merger Agreement, dated October 4, 1999, between MediaOne and
            Microsoft.
(12) Undertaking, dated 4 October 1999, from MediaOne UK Cable, Inc., TW Holdings LLC, MediaOne Cable Partnership Holdings Inc. and Liberty UK, Inc. to Telewest.

------------------------                         ------------------------------
                                 13D
   CUSIP NO.                                             PAGE 3 OF 3 PAGES
   36930Q101
------------------------                         ------------------------------




                                    SIGNATURE

            After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 14, 1999

MEDIAONE GROUP, INC.


By:    /s/ Stephen E. Brilz
   ------------------------------
Name:  Stephen E. Brilz
Title: Assistant Secretary


MEDIAONE INTERNATIONAL HOLDINGS, INC.


By:    /s/ Stephen E. Brilz
   ------------------------------
Name:  Stephen E. Brilz
Title: Assistant Secretary


MEDIAONE UK CABLE, INC.


By:    /s/ Stephen E. Brilz
   ------------------------------
Name:  Stephen E. Brilz
Title: Assistant Secretary


MEDIAONE CABLE PARTNERSHIP HOLDINGS, INC.


By:    /s/ Stephen E. Brilz
   ------------------------------
Name:  Stephen E. Brilz
Title: Assistant Secretary

                                  EXHIBIT INDEX

EXHIBIT NO. DESCRIPTION
(11)        Merger Agreement, dated October 4, 1999, between MediaOne and
            Microsoft.
(12) Undertaking, dated 4 October 1999, from MediaOne UK Cable, Inc., TW Holdings LLC, MediaOne Cable Partnership Holdings Inc. and Liberty UK, Inc. to Telewest.